                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 6)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                             3TEC ENERGY CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    88575R308
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 3, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       ENCAP ENERGY CAPITAL FUND III, L.P.

(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6)   Citizenship or Place of Organization   ENCAP ENERGY CAPITAL FUND III, L.P.
                                                ("ENCAP III") IS A LIMITED
                                                PARTNERSHIP ORGANIZED UNDER THE
                                                LAWS OF THE STATE OF TEXAS

      Number of       (7)      Sole Voting Power                               0
      Shares Bene-
      ficially        (8)      Shared Voting Power                             0
      Owned by
      Each            (9)      Sole Dispositive Power                          0
      Reporting
      Person With     (10)     Shared Dispositive Power                        0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)                      0%

(14)  Type of Reporting Person (See Instructions)                             PN

CUSIP NO. 88575R308              SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       ENCAP ENERGY ACQUISITION III-B, INC.

(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6)   Citizenship or Place of Organization ENCAP ENERGY ACQUISITION III-B, INC.
                                                ("ENCAP ACQUISITION III-B") IS A
                                                CORPORATION ORGANIZED UNDER THE
                                                LAWS OF THE STATE OF TEXAS

      Number of        (7)      Sole Voting Power                              0
      Shares Bene-
      ficially         (8)      Shared Voting Power                            0
      Owned by
      Each             (9)      Sole Dispositive Power                         0
      Reporting
      Person With      (10)     Shared Dispositive Power                       0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)                      0%

(14)  Type of Reporting Person (See Instructions)                             CO

CUSIP NO. 88575R308                                SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ENCAP ENERGY CAPITAL FUND III-B, L.P.

(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6)   Citizenship or Place of Organization   ENCAP ENERGY CAPITAL FUND III-B,
                                                 L.P. ("ENCAP III-B") IS A
                                                 LIMITED PARTNERSHIP ORGANIZED
                                                 UNDER THE LAWS OF THE STATE OF
                                                 TEXAS

      Number of        (7)      Sole Voting Power                              0
      Shares Bene-
      ficially         (8)      Shared Voting Power                            0
      Owned by
      Each             (9)      Sole Dispositive Power                         0
      Reporting
      Person With      (10)     Shared Dispositive Power                       0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)                      0%

(14)  Type of Reporting Person (See Instructions)                             PN

CUSIP NO. 88575R308                SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           ENCAP INVESTMENTS L.L.C.

(2)   Check the Appropriate Box if a Member of a Group (See
      Instructions)                                                      (a) [ ]
                                                                         (b) [ ]

(3)   SEC Use Only

(4)   Source of Funds (See Instructions)                         OO (SEE ITEM 3)

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]

(6)   Citizenship or Place of Organization   ENCAP INVESTMENTS L.L.C. ("ENCAP
                                                 INVESTMENTS") IS A LIMITED
                                                 LIABILITY COMPANY ORGANIZED
                                                 UNDER THE LAWS OF THE STATE OF
                                                 DELAWARE

      Number of          (7)      Sole Voting Power                            0
      Shares Bene-
      ficially           (8)      Shared Voting Power                          0
      Owned by
      Each               (9)      Sole Dispositive Power                       0
      Reporting
      Person With        (10)     Shared Dispositive Power                     0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)                                                          [ ]

(13)  Percent of Class Represented by Amount in Row (11)                      0%

(14)  Type of Reporting Person (See Instructions)                             OO

ITEM 1.  SECURITY AND ISSUER.

         No modification.

ITEM 2.  IDENTITY AND BACKGROUND.

         Items 2(a) - (c).

         No modification.

         (d) - (f) Items 2 (d) - (f) are amended in their entirety as follows:

         See Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No modification.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following is added to Item 4:

On February 2, 2003, the Issuer entered into a merger agreement (the "Merger Agreement")with Plains Exploration & Production Company ("Plains") which provided for, among other things, the Issuer's merger (the "Merger") with and into a subsidiary of Plains and for the separate corporate existence of the Issuer to cease, with the subsidiary of Plains continuing as the surviving corporation.

On June 3, 2003, the Issuer redeemed in full all of the shares of Series D Preferred Stock owned by EnCap III, EnCap Acquisition III-B, and BOCP Energy Partners, L.P. ("BOCP") for a per share consideration, in cash, of $24.21.

On June 3, 2003, EnCap III exercised its options to purchase (i) 70,000 shares of the Issuer's Common Stock for $14.01 per share on a cashless exercise basis and received 12,312 shares of the Issuer's Common Stock, (ii) 20,000 shares of the Issuer's Common Stock for $13.89 per share on a cashless exercise basis and received 3,659 shares of the Issuer's Common Stock, and (iii) 20,000 shares of the Issuer's Common Stock for $15.13 per share on a cashless exercise basis and received 2,200 shares of the Issuer's Common Stock.

On June 3, 2003, (i) EnCap III exchanged its warrants to purchase 372,393 shares of the Issuer's Common Stock for $3.00 per share on a cashless exchange basis and received 306,677 shares of the Issuer's Common Stock, (ii) EnCap Acquisition III-B exchanged its warrants to purchase 281,642 shares of the Issuer's Common Stock for $3.00 per share on a cashless exchange basis and received 231,940 shares of the Issuer's Common Stock, and (iii) BOCP exchanged its warrants to purchase 91,120 shares of the Issuer's Common Stock for $3.00 per share on a cashless exchange basis and received 75,040 shares of the Issuer's Common Stock.

On June 4, 2003, the Merger was consummated (the "Merger Effective Time"). Pursuant to the Merger Agreement, as a result of the Merger, (i) each share of the Issuer's Common Stock outstanding was exchanged for $8.50 in cash and 0.85 shares of Plains common stock, and (ii) each warrant to purchase a share of the Issuer's Common Stock for $30.00 per share was assumed by Plains and will represent a right to receive 0.85 shares of Plains' common stock and $8.50 in cash for $30.00 (the "Plains Warrants"). As a result of the foregoing, (i) EnCap III received $13,523,428.52 in cash, 1,352,343 shares of Plains' common stock, and 79,939 Plains Warrants, (ii) EnCap Acquisition III-B received $10,110,983.5 in cash, 1,011,098 shares of Plains' common stock, and 60,458 Plains Warrants, and (iii) BOCP received $3,271,216.50 in cash, 327,122 shares of Plains' common stock, and 19,560 Plains Warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) As of the date hereof, none of EnCap III, EnCap Acquisition III-B, EnCap III-B, BOCP, or EnCap Investments beneficially owns any shares of the Issuer's Common Stock.

         (b) EnCap Investments. EnCap Investments may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 0 shares of Common Stock.

         EnCap III. EnCap III has the sole power to vote and dispose or direct the disposition of 0 shares of Common Stock.

         EnCap Acquisition III-B. EnCap Acquisition III-B has the sole power to vote and dispose or direct the disposition of 0 shares of Common Stock.

         EnCap III-B. EnCap III-B may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 0 shares of Common Stock.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to have the power to vote and direct the vote or to dispose or direct the disposition of 0 shares of Common Stock.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the reporting persons, no executive officer or director of the reporting persons or managing director of EnCap Investments or other person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of the reporting persons, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

         (d) Except as otherwise described herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.

         (e) At the Merger Effective Time, each of EnCap III, EnCap Acquisition III-B, EnCap III-B, and EnCap Investments ceased to be the owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         No modification.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No modification.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003                ENCAP INVESTMENTS L.L.C.

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

Date: June 4, 2003                ENCAP ENERGY CAPITAL FUND III, L.P.

                                     By: EnCap Investments L.L.C., its general
                                         partner

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

Date: June 4, 2003                ENCAP ENERGY ACQUISITION III-B, INC.

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Vice President

Date: June 4, 2003                ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                     By: EnCap Investments L.L.C., its general
                                         partner

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

                                    EXHIBIT 1

                                    AGREEMENT

         The undersigned reporting persons hereby agree that the statements filed pursuant to this Schedule 13D/A, to which this Agreement is filed as an exhibit, are filed on behalf of each of them.

Date: June 4, 2003                ENCAP INVESTMENTS L.L.C.

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

Date: June 4, 2003                ENCAP ENERGY CAPITAL FUND III, L.P.

                                     By: EnCap Investments L.L.C., its general
                                         partner

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

Date: June 4, 2003                ENCAP ENERGY ACQUISITION III-B, INC.

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Vice President

Date: June 4, 2003                ENCAP ENERGY CAPITAL FUND III-B, L.P.

                                     By: EnCap Investments L.L.C., its general
                                         partner

                                     By:   /s/ David B. Miller
                                           -------------------
                                           David B. Miller
                                           Managing Director

SCHEDULE I

                    DIRECTORS, MANAGERS, EXECUTIVE OFFICERS,
                             OR CONTROLLING PERSONS

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the executive officers and directors of EnCap Energy Acquisition III-B, Inc., (ii) the managing directors of EnCap Investments, (iii) the directors and executive officers of El Paso Merchant Energy, and (iv) the directors and executive officers of El Paso Corporation are set forth below:

-----------------------------------------------------------------------------------------------------------------
                                                                                      Name, Principal Business
                                                                                     Address of Organization in
            Name and                 Capacity in             Principal              which Principal Occupation is
        Business Address             Which Serves            Occupation                       Conducted
-----------------------------------------------------------------------------------------------------------------
(i) EnCap Energy Acquisition
III-B, Inc.
-----------------------------------------------------------------------------------------------------------------
David B. Miller                      Director and       Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.             Vice President        EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                                                                     Dallas, Texas 75219
-----------------------------------------------------------------------------------------------------------------
D. Martin Phillips                  Director, Vice      Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150          President, and        EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                   Secretary                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
Robert L. Zorich                     Director and       Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150             President          EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                                                                    Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
Gary R. Petersen                    Director, Vice      Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150          President, and        EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                   Treasurer                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                      Name, Principal Business
                                                                                     Address of Organization in
            Name and                 Capacity in             Principal              which Principal Occupation is
        Business Address             Which Serves            Occupation                       Conducted
-----------------------------------------------------------------------------------------------------------------
(ii) EnCap Investments
L.L.C.
-----------------------------------------------------------------------------------------------------------------
David B. Miller                   Managing Director     Managing Director of          EnCap Investments L.L.C.
3811 Turtle Creek Blvd.               of EnCap            EnCap Investments           3811 Turtle Creek Blvd.
Dallas, Texas 75219                  Investments                                        Dallas, Texas 75219
-----------------------------------------------------------------------------------------------------------------
D. Martin Phillips                Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                 Investments                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
Robert L. Zorich                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                 Investments                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
Gary R. Petersen                  Managing Director     Managing Director of          EnCap Investments L.L.C.
1100 Louisiana, Suite 3150            of EnCap            EnCap Investments          1100 Louisiana, Suite 3150
Houston, Texas 77002                 Investments                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                      Name, Principal Business
                                                                                     Address of Organization in
            Name and                 Capacity in             Principal              which Principal Occupation is
        Business Address             Which Serves            Occupation                       Conducted
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
(iii) El Paso Merchant
Energy North America
Company
-----------------------------------------------------------------------------------------------------------------
Robert W. Baker                     President and        President, El Paso           El Paso Merchant Energy
1001 Louisiana Street                 Director             Merchant Energy             North America Company
Houston, Texas 77002                                                                   1001 Louisiana Street
                                                                                        Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Faye L. Stallings                    Senior Vice       Senior Vice President,         El Paso Merchant Energy
1001 Louisiana Street             President, Chief    Chief Financial Officer,         North America Company
Houston, Texas 77002             Financial Officer,     and Treasurer El Paso          1001 Louisiana Street
                                Treasurer, Controller      Merchant Energy              Houston, Texas 77002
                                    and Director
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                                                      Name, Principal Business
                                                                                     Address of Organization in
           Name and                  Capacity in              Principal             which Principal Occupation is
       Business Address             Which Serves             Occupation                       Conducted
-----------------------------------------------------------------------------------------------------------------
(iv) El Paso Corporation
-----------------------------------------------------------------------------------------------------------------
Ronald L. Kuehn, Jr.               Chairman of the      Director, Chairman of            El Paso Corporation
1001 Louisiana Street                  Board,                the Board,                 1001 Louisiana Street
Houston, Texas 77002               Chief Executive       and Chief Executive            Houston, Texas 77002
                                    Officer, and         Officer of El Paso
                                      Director               Corporation
-----------------------------------------------------------------------------------------------------------------
Robert W. Baker                    Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                 President        of El Paso Corporation          1001 Louisiana Street
Houston, Texas 77002                                                                    Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
D. Dwight Scott                    Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street               President and        and Chief Financial           1001 Louisiana Street
Houston, Texas 77002               Chief Financial       Officer of El Paso             Houston, Texas 77002
                                       Officer               Corporation
-----------------------------------------------------------------------------------------------------------------
David E. Zerhusen                   Senior Vice       Executive Vice President          El Paso Corporation
1001 Louisiana Street              President and       of El Paso Corporation          1001 Louisiana Street
Houston, Texas 77002               Deputy General                                       Houston, Texas 77002
                                      Counsel
-----------------------------------------------------------------------------------------------------------------
John W. Somerhalder II               President,          President, Pipeline            El Paso Corporation
1001 Louisiana Street              Pipeline Group,            Group of                 1001 Louisiana Street
Houston, Texas 77002                and Executive        El Paso Corporation            Houston, Texas 77002
                                   Vice President
-----------------------------------------------------------------------------------------------------------------
Peggy A. Heeg                      Executive Vice     Executive Vice President          El Paso Corporation
1001 Louisiana Street                 President        and General Counsel of          1001 Louisiana Street
Houston, Texas 77002                     and            El Paso Corporation             Houston, Texas 77002
                                   General Counsel
-----------------------------------------------------------------------------------------------------------------
Jeffrey I. Beason                    Senior Vice      Senior Vice President and         El Paso Corporation
1001 Louisiana Street               President and       Controller of El Paso          1001 Louisiana Street
Houston, Texas 77002                 Controller              Corporation                Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
Byron Allumbaugh                      Director            Retired Chairman               33 Ridgeline Drive
33 Ridgeline Drive                                     Ralphs Grocery Company         Newport Beach, CA 92660
Newport Beach, CA 92660
-----------------------------------------------------------------------------------------------------------------
John M. Bissell                       Director        Chairman of the Board of              Bissell Inc.
2345 Walker Ave. N.W.                                       Bissell Inc.              2345 Walker Avenue, N.W.
Grand Rapids, MI 49501                                                                 Grand Rapids, MI 49501
-----------------------------------------------------------------------------------------------------------------
Juan Carlos Braniff                   Director              Vice Chairman                 Universidad 1200
Grupo Financiero Bancomer                             Grupo Financiero Bancomer              Col. XOCO
Universidad 1200                                                                       Mexico, D.F.C.P. 03399
Col. XOCO
Mexico, D.F.C.P. 03339
-----------------------------------------------------------------------------------------------------------------
James F. Gibbons                      Director          Professor at Stanford           Stanford University
Stanford University                                          University                 Paul G. Allen Center
Paul G. Allen Center for                                School of Engineering          for Integrated Systems
Integrated Systems                                                                   Room 201 ( Mail Stop 4075)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Room 201 (M.S. 4075)                                                                     Stanford, CA 94305
Stanford, California 94305
-----------------------------------------------------------------------------------------------------------------
Robert W. Goldman                     Director           Business Consultant              13 Dupont Circle
13 Dupont Circle                                                                      Sugar Land, Texas 77479
Sugar Land, Texas 77479
-----------------------------------------------------------------------------------------------------------------
Anthony W. Hall, Jr.                  Director              City Attorney                 City of Houston
City of Houston                                        City of Houston, Texas           900 Bagby, 4th Floor
900 Bagby, 4th Floor                                                                    Houston, Texas 77002
Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
William A. Wise                       Director                 Retired                  El Paso Corporation
2121 Kirby, Mailbox 50                                                                 1001 Louisiana Street
Houston, Texas 77019                                                                    Houston, Texas 77002
-----------------------------------------------------------------------------------------------------------------
J. Carleton MacNeil Jr.               Director          Securities Consultant            3421 Spanish Trail
3421 Spanish Trail                                                                           Apt. 227D
Apt. 227D                                                                              Delray, Florida 33483
Delray, Florida 33483
-----------------------------------------------------------------------------------------------------------------
Thomas R. McDade                      Director         Senior Partner, McDade,     McDade, Fogler, Maines, L.L.P.
McDade, Fogler, Maines, L.L.P.                                Fogler,                   Two Houston Center
Two Houston Center                                        Maines, L.L.P.              909 Fannin, Suite 1200
909 Fannin, Suite 1200                                                                 Houston, Texas 77010
Houston, Texas 77010
-----------------------------------------------------------------------------------------------------------------
Malcolm Wallop                        Director          Frontiers of Freedom      Frontiers of Freedom Foundation
Frontiers of Freedom Foundation                              Foundation           12011 Lee Jackson Memorial Hwy.
12011 Lee Jackson Memorial Hwy.                                                          Fairfax, VA 22033
Fairfax, Virginia 22033
-----------------------------------------------------------------------------------------------------------------
Joe B. Wyatt                          Director           Chancellor Emeritus           Vanderbilt University
2525 West End Ave.,                                     Vanderbilt University           2525 West End Ave.,
Suite 1410                                                                                   Suite 1410
Nashville, Tennessee 37203                                                              Nashville, TN 37203
-----------------------------------------------------------------------------------------------------------------
John Whitmire                         Director         Chairman of the Board,           Consol Energy, Inc.
10101 Southwest Freeway                                  Consol Energy, Inc.       10101 Southwest Freeway, #380
#380                                                                                     Houston, TX 77074
Houston, Texas 77074
-----------------------------------------------------------------------------------------------------------------
J. Michael Talbert                    Director          Chairman of the Board,             Transocean, Inc.
Transocean, Inc.                                          Transocean, Inc.                4 Greenway Plaza
4 Greenway Plaza                                                                          Houston, TX 77046
Houston, Texas 77046
-----------------------------------------------------------------------------------------------------------------
James L. Dunlap                       Director           Business Consultant            1659 North Boulevard
1659 North Boulevard                                                                     Houston, TX 77006
Houston, Texas 77006
-----------------------------------------------------------------------------------------------------------------

(d) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EnCap III, EnCap Acquisition III-B, EnCap III-B, EnCap Investments, El Paso Corporation, El Paso Merchant Energy, nor any of the individuals identified in this Schedule I has, to the knowledge of the reporting persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of the reporting persons, each of the individuals identified in this Schedule I is a citizen of the United States of America, with the exception of Juan Carlos Braniff, who is a citizen of Mexico.